EXHIBIT 99.1

AMARC ADDS INVESTOR RELATIONS RESOURCE

IN PREPARATION FOR THE 2026 EXPLORATION PROGRAM SET TO COMMENCE IN JUNE

May 11, 2026, Vancouver, BC – Amarc Resources Ltd. (“Amarc” or the “Company”) (TSXV: AHR; FSE: AQ5; OTCQB: AXREF), focused on fully assessing the Tier-1 potential of the JOY Porphyry Gold-Copper District in British Columbia’s Toodoggone region, today announced the appointment of Tom McMillan to Vice President, Investor Relations. This addition to the Amarc team is in anticipation of heightened investor engagement driven by the forthcoming 2026 exploration program and its subsequent results.

The Company is currently working closely with Freeport-McMoRan Mineral Properties Canada Inc. (“Freeport”) to finalize planning for the 2026 exploration season at JOY, the flagship porphyry gold-copper district that is anchored by the high-grade AuRORA Deposit, the PINE Deposit, and highly prospective TWINS and CANYON Discoveries.

“I look forward to working with Tom to advance and refine our communications efforts as we finalize planning for another active field season at the JOY and DUKE Districts. The 2025 exploration program at JOY continued to expand the gold-rich AuRORA Deposit, identified new areas of mineralization to the north and south, and revealed new potential at the TWINS Discovery and multiple other deposit targets across the JOY District. At the same time, we are planning the execution of the 2026 exploration program at our DUKE Porphyry Copper-Gold District in central British Columbia with our joint venture partner Boliden Mineral Canada Ltd. (“Boliden”)1,” said Amarc CEO Dr. Diane Nicolson.

“Establishing a Vice President of Investor Relations is an important step forward in our market outreach strategy as we expand awareness of Amarc in North America and Europe. Tom brings more than 20 years’ of experience successfully unlocking shareholder value for mineral exploration, mining, industrial, and heavy equipment companies,” Dr. Nicolson continued.

Tom McMillan has driven success in the capital markets for public companies across a diverse range of industries. With 25 companies he has packaged more than CA$3.1 billion in M&A transactions, CA$2.6 billion in financings, and been recognized by numerous IR awards for advancing shareholder value. From 2019-2022, he was Vice President, Investor Relations for Stantec, a global leader in sustainable engineering, architecture, and environmental services during which time the company was recognized for Best Investor Relations – Mid Cap and Best Sustainability Reporting by IR Impact Magazine.

Mr. McMillan holds a BSc from the University of British Columbia, an MBA from the University of Calgary, and has completed the Executive Program in Mergers and Acquisitions at the Wharton School of Business.

“On behalf of Amarc’s management and Board, I would like to welcome Tom to our team,” said Amarc Chair Bob Dickinson. “He has established a strong track record of creating shareholder value for public companies by clearly and consistently articulating their opportunities, and connecting them with the right relationships in the capital markets. His addition to the Amarc team aligns with the goals and advancing stage of Amarc and he will greatly assist us in capitalizing on the growth opportunities ahead for our Company.”

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1 See Amarc February 19 and April 2, 2026 releases.

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About Amarc Resources Ltd

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry Cu-Au mines in BC. By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing the JOY, DUKE and IKE porphyry Cu±Au Districts located in different prolific porphyry regions of northern, central and southern BC, respectively. Each District represents significant potential for the development of multiple and important-scale, porphyry Cu±Au deposits. Importantly, each of the three districts are located in proximity to industrial infrastructure – including power, highways and rail.

At JOY, Freeport-McMoRan Mineral Properties Canada Inc. (“Freeport”), a wholly owned subsidiary of Freeport-McMoRan Inc. earned, under the Mineral Property Earn-In Agreement, an initial 60% interest in the JOY District by funding CAD$35 million under an accelerated timeframe (see Amarc releases May 12, 2021 and May 29, 2025). The JOY District is now being advanced through AuRORA Minerals Ltd, (“AML”) a private joint venture corporation held 60% by Freeport and 40% by Amarc (see September 4, 2025 release). Freeport has elected to earn a further 10% interest in the JOY District by funding an additional CAD$75 million in staged expenditures. While Freeport is now the Operator of JOY, Aurora Minerals Ltd., the joint venture company has appointed Amarc as the primary contractor to continue to manage the JOY exploration programs under a separate Services Agreement. In support of this momentum, Amarc executed on behalf of AML, an expanded exploration program exceeding CAD $16+ million in 2025, completing substantial drilling at AuRORA and across multiple other deposit targets.

At DUKE, Boliden Mineral Canada Ltd. (“Boliden”), an entity within the Boliden Group of companies, continues its participation having sole funded CAD$30 M of exploration expenditures though to the end of 2025. Boliden and Amarc have now entered a 60:40 joint venture (the “DUKE JV”) under which the parties must fund exploration activities on a pro rata basis or dilute their interest in the DUKE JV. Amarc is the operator at the DUKE District.

Amarc owns a 100% interest in the IKE Cu-Au District in southern BC. Amarc completed self-funded drilling at its Empress Cu-Au Deposit in the IKE District in 2024. Amarc is the operator at the IKE District.

Amarc is associated with HDI, a diversified, global mining company with a 35-year history of porphyry Cu deposit discovery, development and transaction success. Previous and current HDI projects include some of BC's and the world's most important porphyry deposits – such as Pebble, Mount Milligan, Southern Star, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, DUKE, IKE, PINE and AuRORA. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

Amarc works closely with local governments, Indigenous groups and stakeholders in order to advance its mineral projects responsibly, and in a manner that contributes to sustainable community and economic development. We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration. In particular, we seek to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories our projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

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Qualified Person

Mark Rebagliati, P.Eng, a Qualified Person (“QP”) as defined by National Instrument 43-101, has reviewed and approved all technical and scientific information related to the JOY Project contained in this news release. Mr. Rebagliati is not independent of the Company.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114, or Kin Communications, at (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed “forward-looking statements”. All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

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